May 12, 2014

Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Att:  Craig E. Slivka

                        Re:      Forum Acquisitions I, Inc.

                                    Registration Statement on Form 10

                                    Filed April 9, 2014

                                    File No. 0-55174

Dear Ms. Long:

Thank you for your comments of May 2, 2014.  Please let the following serve as our formal response to these comments, the substance of which has been incorporated into our amended filing.

General

1.   Note that the registration statement becomes effective automatically 60 days after its initial filing.  You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10.  If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Forward Looking Statements, page 1

2.   Clarify in the last sentence that you do not undertake any obligation to update or revise any forward-looking statements except as required by law.

Inserted at end of last sentence:

“…except as required by law.”

Business of Issuer, page 1

3.   Please disclose which states limit the offer and sale or resale of securities of blank check or shell companies.

We revised this to include the following:

At such time as the Company endeavors to offer securities, to the extent it remains a “blank check” company, the Company will ascertain whether a particular state limits the offering of such securities.

Potential Target Companies, page 2; Form of Acquisition, page 4

4.   Provide more detail on how you will proceed in seeking out a target company, addressing matters such as the manner of the solicitation of prospective investors, the number of persons who will be contacted or solicited and their relationship, if any, to the registrant, the registrant’s director and officer, and the registrant’s sole stockholder, BlackPool Acquisitions, LLC.

We revised this to include the following:

The Company will utilize its sole shareholder’s network of businesses and networks of various non-affiliated sources, including business brokers, securities broker-dealers, investment bankers, venture capitalists, bankers, and/or other members of the financial community and others who may present unsolicited proposals. The Company has no plans, understanding, agreements, or commitments with any individual for such person to act as a finder of opportunities to the Company.

5.   Indicate whether the registrant may pay cash finder’s fees and whether the registrant may issue securities as finder’s fees.  We note that you have no current plans, understanding, agreements, or commitments with any individual for such person to act as a finder of opportunities to the company.

We revised this to include the following:

The Company has no current plans, understanding, agreements, or commitments with any individual for such person to act as a finder of opportunities to the company.  The registrant may pay cash finder’s fees and may issue securities as finder’s fees.

6.   Disclose whether the registrant may merge with or acquire another company in which its promoter, management, or the promoter’s or management’s affiliates or associates, directly or indirectly, have an ownership interest.

We revised this to include the following:

The Company does not intend to merge with or acquire another company in which its promoter, management, or the promoter’s or management’s affiliates or associates, directly or indirectly, have an ownership interest.

If the registrant’s corporate policy does not permit such related party transactions, explain the basis for the policy.

We revised this to include the following:

However, the Company’s corporate policy permits related party transactions.

Further, add disclosure on whether the registrant’s promoters and management are aware of any circumstances under which it may change this corporate policy.

Not applicable.

For any merger with or acquisition of another company, address these matters:

If the registrant may acquire a 50% or less interest, discuss whether/how the 1940 Act would apply to the registrant. We note the brief risk factor on page 7.

We revised this to include the following:

The Company will not acquire less than 50% interest in any Target Company.

We amended the risk factor on page 7 to include the following:

Although we do not intend to acquire less than 50% interest in any Target Company, if we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act.

Whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, before any merger or acquisition.  We note that you will not acquire a business if audited financial statements based on United States generally accepted accounting principles cannot be obtained for the target business.

We revised this to include the following:

The Company intends to provide shareholders with complete disclosure concerning a Target Company and its business, including audited financial statements, before consummating a business combination.

The effect of your reporting obligations under the Exchange Act on the pool of potential merger or acquisition candidates, particularly the requirement for certified financial statements of  acquired companies.

We revised this to include the following:

The Company intends to effect business combinations with a company or company’s whose owners and managers recognize the benefits and obligations in connection with becoming a reporting entity under the Exchange Act.

Whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree.  We note the disclosure that there are no understandings or agreements regarding compensation your management will receive after a business combination that is required to be disclosed.

We revised this to include the following:

The payment of compensation to any director, officer or promoter of the Company will not be a condition to which a Target Company will be subject to, in order to consummate a business combination.

Our business is difficult to evaluate because we have no operating history, page 6

7.   Quantify the “significant” administrative costs of being a reporting company that you face.

We revised this to include the following:

Significant administrative costs of being a reporting company include accounting and audit fees as well as legal fees associated with reporting which the Company anticipates to be no less than $9,000.00 per year.

8.   You disclose that your accountant’s report has raised substantial doubt about your ability to continue as a going concern; however, their report, on page F-2, does not include a going concern emphasis paragraph.  Please coordinate with your independent accountants and revise your filing as appropriate to correct this inconsistency.  If your auditors determine there is substantial doubt about your ability to continue as a going concern at March 31,

2014, please ensure that they revise their report and you revise both the liquidity section of MD&A and the notes to your financial statement to highlight this fact and disclose the relevant risks to your operations and business prospects.  Otherwise, please revise this risk factor.

We removed the Going Concern Issue.

Security ownership of certain beneficial owners, page 12

9.   Include the company’s address in footnote (1) to the beneficial ownership table.

We revised this to include the following:

575 Madison Avenue, 10th Floor, New York, New York  10022.

Directors and Executive Officers, page 13

10. Confirm that there is no agreement or understanding for your director and officer to resign at the request of another person and that your director and officer is not acting on behalf of, or will not act at the direction of, any other person.

We revised this to include the following:

(g) There are no agreements or understandings for any director or officer to resign at the request of another person, nor is any director and officer acting on behalf of, and/or will not act at the direction of, any other person.

Audited Financial Statements, page F-1

Note 2 –  Summary of Significant Accounting Policies, Subsequent Events, page F-7

11. You disclose on page F-7 that you evaluated subsequent events occurring after March 31,

2014 up through the date you issued the audited financial statements.  Please also disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-

1(a).

We revised this to include the following:

Through May 8, 2014.

Note 4 –  Related Party Transactions, page F-8

12. Please disclose the relationship between your sole officer and director, Jonathan Cross, and your sole stockholder, BlackPool Acquisitions.

We revised this to include the following:

Jonathan Cross, the Company’s sole executive officer and Director is also the sole shareholder of BlackPool Acquisitions, the Company’s sole shareholder.

Acknowledgements:

1.         We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.         We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.         We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly process accordingly and advise us directly with any futher inquiries or comments.

Thank you for your attention to this filing.

Very truly yours,

FORUM ACQUISITIONS I, INC.

/s/ Jonathan Cross

President